FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Form 6k dated May 22, 2004 along with the Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Dated: May 22, 2004	By:	/s/ Jyotin Mehta

Name: Title:	Jyotin Mehta General Manager & Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	May 22, 2004

US GAAP accounts – year ended March 31, 2004

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting today, approved the audited US GAAP accounts of the Bank for the year ended March 31, 2004 (FY2004).

The US GAAP accounts show a profit before provisions against loans and investments, taxation and effect of accounting changes, of Rs. 2,451 crore (US$ 545 million) against Rs. 1,122 crore (US$ 249 million) in the year ended March 31, 2003 (FY2003). The US GAAP accounts show a net profit of Rs. 522 crore (US$ 116 million) in FY2004 compared to a loss of Rs. 798 crore (US$ 177 million) in FY2003. ICICI Bank’s net worth on March 31, 2004 as per US GAAP was Rs. 9,453 crore (US$ 2,100 million).

Under Indian GAAP, ICICI Bank’s consolidated profit after tax was Rs. 1,580 crore (US$ 351 million). As stated in the Bank’s press releases dated April 25, 2003 and June 28, 2003, there are significant technical differences in the basis of accounting between US GAAP and Indian GAAP. In the merger of erstwhile ICICI Limited (ICICI) with ICICI Bank, the Bank was the legal acquirer. Under Indian GAAP, the Bank is the accounting acquirer. Under US GAAP, ICICI is deemed to have acquired ICICI Bank. Therefore, the financial statements under US GAAP and Indian GAAP for the Bank are not comparable and these differences are expected to continue in future years.

ICICI’s assets were fair valued while accounting for the merger under Indian GAAP. The primary impact of the fair valuation was the creation of additional provisions against ICICI’s loan and investment portfolio, reflected in the Indian GAAP balance sheet at March 31, 2002. Under US GAAP, ICICI Bank’s assets were fair valued while accounting for the merger. The total additional provisions charged to the profit and loss account under US GAAP in FY2004 were Rs. 1,252 crore (US$ 278 million), of which Rs. 665 crore (US$ 148 million) is due to the difference in the basis of computation of provision for restructured loans under US GAAP, which discounts expected cash flows at historical interest rates, unlike Indian GAAP, under which current interest rates are used.

ICICI Bank’s net worth of Rs. Rs. 9,453 crore (US$ 2,100 million) on March 31, 2004 as per US GAAP was significantly higher than the consolidated net worth as per Indian GAAP of Rs. 7,557 crore (US$ 1,679 million).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

A reconciliation of consolidated profit after tax as per Indian GAAP with net income as per US GAAP for FY2004 is given in the Annexure.

Annexure – Unaudited condensed reconciliation of profit as per Indian GAAP and US GAAP for FY2004

	Rs. in billion	US$ million
Audited consolidated profit after tax as per Indian GAAP	15.80	351
Adjustments[1]:
Higher provision through profit & loss account in US GAAP as compared to Indian GAAP	(12.52)	(278)
Lower treasury income, already reflected in US GAAP stockholders equity due to fair valuation of ICICI Bank’s securities on merger	(0.61)	(13)
Early Retirement Option (ERO) expense	(1.65)	(37)
Amortization of debt issue cost	(0.88)	(20)
Net impact of fee and expense amortisation	3.07	68
Other adjustments (including deferred taxation)	2.01	45
Audited net income as per US GAAP	5.22	116

1 Certain items have been aggregated/ combined as considered appropriate.

1 crore = 10.0 million
1US$ = Rs. 45.00

The statement that we expect the differences between US GAAP and Indian GAAP to continue in future years is a forward-looking statement based upon our assessment of the current differences between the two systems. This statement is subject to a number of risks and uncertainties and other factors that could cause the situation to differ materially from our current assessment. These include possible changes in either Indian or US GAAP, changes in accounting policies or practices and changes in ICICI Bank’s business or structure as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Rajita Bansal at 91-22-2653 8208 or e-mail: rajita.bansal@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.